

December 1, 2010

Dr. Sanjay K. Jha
Chief Executive Officer
Motorola Mobility Holdings, Inc.
600 North US Highway 45
Libertyville, Illinois 60048

> **Re: Motorola Mobility Holdings, Inc.**
> **Amendment 4 to Form 10**
> **Filed November 30, 2010**
> **File No. 001-34805**

Dear Dr. Jha:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director

cc: <u>Via facsimile to (847) 761-1819</u>
                Carol Forsyte, Esq.